Exhibit 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Successor Company					Predecessor Company
					One Month	Eleven Months
	Year Ended	Year Ended	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	November 30,
(dollars in thousands)	2014	2013	2012	2011	2010	2010

Earnings:
Income (loss) before provision for (benefit from) income taxes	$755,805	$(135,917)	$(307,385)	$(363,598)	$1,461,621	$(241,699)
Interest expense	683,233	842,679	1,067,709	1,275,570	119,303	978,364
Implicit interest in rents	9,532	9,294	12,115	12,638	1,207	13,751
Total earnings	$1,448,570	$716,056	$772,439	$924,610	$1,582,131	$750,416
Fixed charges:
Interest expense	$683,233	$842,679	$1,067,709	$1,275,570	$119,303	$978,364
Implicit interest in rents	9,532	9,294	12,115	12,638	1,207	13,751
Total fixed charges	$692,765	$851,973	$1,079,824	$1,288,208	$120,510	$992,115
Ratio of earnings to fixed charges *	2.09	0.84	0.72	0.72	13.13	0.76

*	Earnings did not cover total fixed charges by $135.9 million in 2013, $307.4 million in 2012, $363.6 million in 2011, and $241.7 million during the eleven months ended November 30, 2010.

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